Healthcare Triangle, Inc.
7901 Stoneridge Drive, Suite 220 Pleasanton, CA 94588

May 13, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Aliya Ishmukhamedova / Matthew Crispino

Re: Healthcare Triangle, Inc.
Registration Statement on Form S-1, as amended
File No. 333-286331

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Healthcare Triangle, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 9:00 a.m., Eastern Time, on Thursday, May 15, 2025, or as soon thereafter as possible. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sichenzia Ross Ference Carmel LLP by calling Jeffrey P. Wofford, Esq. at (646) 876-0618. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Sichenzia Ross Ference Carmel LLP, Attention: Jeffrey P. Wofford, Esq. by or email at jwofford@srfc.law, or rcarmel@srfc.law.

If you have any questions regarding this request, please contact Jeffrey P. Wofford, Esq. of Sichenzia Ross Ference Carmel LLP at (646) 876-0618.

Very Truly Yours,

By:	/s/ David Ayanoglou
Name:	David Ayanoglou
Title:	Chief Financial Officer

cc: Jeffrey P. Wofford, Esq., Sichenzia Ross Ference Carmel LLP